Exhibit to Accompany
Item 77 1
Form NSAR

CHESWOLD LANE FUNDS


For the year ended December 31, 2008, reclassifications were recorded to decrease paid-in capital by ($1,519), decrease undistributed net investment income by ($64,114) and increasing accumulated net realized gain (loss) on investments and foreign currency transactions $65,633.
This reclassification, which had no effect on the net assets of the Fund, was made to reflect permanent book/tax differences.


This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.